Exhibit 99.1

OSKAR HOLDINGS N.V.

Operating and Financial Review and Prospects for the quarter and the nine-month period ended September 30, 2004

All amounts are in CZK unless otherwise stated

This Operating and Financial Review and Prospects should be read in conjunction with the accompanying unaudited consolidated financial statements of Oskar Holdings N.V. for the three months and nine months ended September 30, 2004 and should also be read in conjunction with the audited consolidated financial statements and Operating and Financial Review and Prospects for the year ended December 31, 2003.

Oskar Holdings N.V. ("Holdings" or the "Company") is a provider of GSM wireless telecommunication services in the Czech Republic through its subsidiary Oskar Mobil a.s. ("Oskar"). The company is a subsidiary of Telesystem International Wireless Inc. ("TIW").

Oskar added 69,279 subscribers in the third quarter of 2004 and 200,533 subscribers in the nine months ending September 30, 2004 to reach 1,747,284, an increase of 21.5% in total number of subscribers compared to 1,438,142 subscribers at the end of September 30, 2003. In the Czech Republic, our focus on postpaid growth continued to be successful with postpaid subscribers representing 75% of net additions during the quarter. As a result, our prepaid/postpaid mix as of September 30, 2004 was 54.0/46.0 compared to 58.9/41.1 at of September 30, 2003 and 57.5/42.5 at the end of December 31, 2003. We estimate we held a 17.1% share of the national cellular market as of September 30, 2004, compared to a 15.7% share at the same time last year.

During the past 12 months, we estimate cellular penetration in the Czech Republic increased to 100% from 90% at the end of the third quarter of 2003. According to our estimate, we captured approximately 42% of the total market net subscriber additions during the quarter.

Non GAAP measures and operating data (unaudited)

We believe that OIBDA, referred to by some other telecommunication operators as EBITDA, provides useful information to investors because it is an indicator of the strength and performance for our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures and other investments and our ability to incur and service debt. While depreciation and amortization are considered operating costs under generally accepted accounting principles, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our OIBDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the wireless telecommunications industry. OIBDA has limitations as an analytical tool, and you should not consider it in isolation from, or as a substitute for, analysis of our results of operations, including our cash flows, as reported under GAAP. Some of the limitations of OIBDA as a measure are:

  It does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

  It does not reflect changes in, or cash requirements for, our working capital needs;

  It does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;

  Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and OIBDA does not reflect any cash requirements for such replacements;

  It does not reflect foreign exchange gains or losses; and

  Other companies in our industry may calculate this measure differently than we do, limiting its usefulness as a comparative measure.

We believe that average revenue per user ("ARPU") provides useful information concerning the appeal of our rate plans and service offerings and our performance in attracting and retaining high value customers. ARPU excludes equipment revenues, revenues from other wireless networks' customers roaming on our network and miscellaneous revenues. OIBDA and ARPU should not be considered in isolation or as alternative measures of performance under GAAP. Average number of subscribers for the period is calculated as the average of each month's average number of subscribers.

The following table provides a reconciliation between OIBDA and net income (loss):

	Three months ended		Nine months ended
(In thousands of CZK)	September 30,		September 30,
	2004	2003	2004	2003

Net Income (loss)	153,939	(169,475)	214,871	(607,235)
Foreign exchange (gain) loss	(16,789)	26,291	(37,844)	(54,954)
Interest expense, net	230,014	235,650	708,718	779,775
Depreciation and amortization	700,664	654,211	2,139,904	1,923,785
OIBDA	1,067,828	746,677	3,025,649	2,041,371

The following table provides a reconciliation between service revenues and ARPU for Oskar:

	Three months ended		Nine months ended
	September 30,		September 30,
	2004	2003	2004	2003
Service revenues for the periods (in CZK
thousands)	3,385	2,861	9,746	7,740
Average number of subscribers for the period
(in millions)	1.71	1.39	1.65	1.31
Average monthly service revenue per
subscriber for the period (in CZK)	659	687	658	659
Less: impact of excluding in roaming and
miscellaneous revenue	(26)	(27)	(25)	(24)
ARPU	633	660	633	635

Three and nine months ended September 30, 2004 compared to the three and nine months ended September 30, 2003

Service revenues for the quarter increased 18.3% to CZK3,385 million compared to CZK2,861 million for 2003 due to a 23.4% increase in average subscribers which was partially offset by a 4.2% decrease in ARPU. ARPU for the period decreased from Czech Koruna 660 in 2003 to Czech Koruna 633 for the same period this year. The 4.2% decrease in ARPU is primarily driven by a reduction in interconnection rates from Czech Koruna 3.19 per minute compared to Czech Koruna 3.66. Although the interconnect rate decrease reduces the ARPU, it also reduces interconnection costs.

Cost of services as a percent of service revenue for the third quarter of 2004 decreased to 40.8% from 44.3% for the third quarter of 2003. This decrease results primarily from lower average interconnection rates amongst mobile operators and from greater on-net and incoming traffic as a percentage of total traffic.

Equipment revenues were stable at CZK159.7 million for the three months ended September 30, 2004 compared to CZK159.6 million for the same period in 2003. Cost of equipment rose to CZK255 million from CZK236 million for the three months ended September 30, 2004 and September 30, 2003 respectively. Included in the cost of equipment are costs of handsets and accessories sold, including subsidized handsets, as well as the costs of SIM cards, the majority of which are provided to new subscribers as part of the cost of acquiring such new subscribers.

Selling, general and administrative expenses decreased to 24.9% of service revenues compared to 26.9% for the same period last year mainly as a result of lower selling and marketing expenses.

OIBDA reached CZK1,068 million compared to an OIBDA of CZK747 million for the third quarter of 2003 consistent with the revenue impact of solid subscriber growth, our focus on postpaid growth and the economies of scale realized as fixed costs are spread over a larger subscriber base. OIBDA as a percentage of service revenue increased from 26.1% for the three months ended September 30, 2003 to 31.5% for the same period this year. Depreciation and amortization increased to CZK701 million for the quarter ended September 30, 2004 compared to CZK654 million for the same period in 2003 due primarily to a higher tangible asset base.

Interest expense net of interest income amounted to CZK230 million for the quarter ended September 30, 2004 compared to CZK236 million in the same period in 2003. Foreign exchange gains of CZK17 million for the three months ended September 30, 2004 arose primarily from the revaluation of working capital items denominated in currencies other than the Koruna, while the foreign exchange loss of CZK26 million for the same period in 2003 also included losses associated with the revaluation of the unhedged portion of our Euro-denominated senior credit facility at Oskar Mobil into Czech Koruna which depreciated relative to the Euro during that quarter.

As a result of the aforementioned, net income for the quarter ended September 30, 2004 was CZK154 million compared to a loss of CZK169 million for the same period last year.

Year-to-date service revenues increased 25.9% to CZK9,746 million compared to CZK7,740 million for 2003 due to a 26.1% increase in average subscribers which was partly offset by a 0.3% decrease in ARPU. ARPU for the period decreased from Czech Koruna 635 in 2003 to Czech Koruna 633 for the same period this year. The 0.3% decrease in ARPU is primarily driven by the reduction in interconnection rates. In April 2004, the regulatory body announced a new mobile voice terminating interconnection rate of Czech Koruna 3.19 per minute compared to Czech Koruna 3.66 which had a negative impact on the ARPU and a positive impact on interconnection costs for the first nine months of 2004.

Cost of services as a percent of service revenue for the nine month period ended September 30, 2004 decreased to 41.2% from 44.3% for the nine months ended September 30, 2003. This decrease results primarily from lower average interconnection rates amongst mobile operators and from greater on-net and incoming traffic as a percentage of total traffic. Selling, general and administrative expenses decreased to 25.3% of service revenues compared to 26.6% for the same period last year mainly as a result of lower selling and marketing expenses as a percentage of service revenue.

OIBDA reached CZK3,026 million compared to OIBDA of CZK2,041 million for the first nine months of last year consistent with the revenue impact of solid subscriber growth, our focus on postpaid growth and the economies of scale realized as fixed costs are spread over a larger subscriber base. OIBDA as a percentage of service revenue increased from 26.4% for the nine months ended September 30, 2003 to 31.0% for the same period this year. Depreciation and amortization increased to CZK2,140 million for the nine-month period ended September 30, 2004 compared to CZK1,924 million for the same period in 2003 due primarily to a higher tangible asset base; additionally, depreciation and amortization in 2004 also includes write-offs in the amount of CZK73 million. Operating income reached CZK886 million compared to CZK118 million for the same period in 2003.

Total interest expense net of interest income amounted to CZK709 million for the nine months ended September 30, 2004, compared to CZK780 million in the same period in 2003; the CZK71 million decrease is primarily due to a reduction in margin on Oskar's credit facility as we met certain financial ratios, declines in market interest rates and as a result of amending certain swap arrangements in order to better match the maturities of such swaps with those of the underlying debt. Furthermore, interest income amounted to CZK24 million for the nine months ended September 30, 2004, compared to CZK6 million in the same period in 2003 as a result of higher average cash balances held in 2004. Foreign exchange gains for the nine months ended September 30, 2004 reached CZK38 million compared to CZK55 million for the same period in 2003. As a result of the aforementioned, net income for the nine months ended September 30, 2004 was CZK215 million compared to a loss of CZK607 million for the same period last year.

In November 2004, we implemented a loyalty points program directed to our business customers. Business customers having met certain requirements, including having been with the Company a minimum of twelve months, will be awarded points, based on their bill, which can be redeemed for handsets. We plan to record an expense for the ultimate expected incremental cost of redeeming of such awards and will establish a liability on the balance sheet for the unredeemed points, which will be adjusted over time, based on actual redemption and the cost experience with respect to such redemptions.

Liquidity and Capital Resources

Operating activities provided cash of CZK1,134 million and CZK2,229 million for the three and nine months ended September 30, 2004, respectively, compared to CZK338 million CZK860 million for the corresponding 2003 period. On a year-to-date basis, the CZK1,369 million improvement in cash from operating activities was primarily due to a CZK984 million increase in OIBDA relative to the corresponding 2003 period.

Investing activities used cash of CZK745 million for the quarter ended September 30, 2004 compared to use of cash of CZK523 million for the same period in 2003. Our investing activities include the acquisition of property, plant and equipment of CZK740 million and CZK523 million for the three-month periods ended September 30, 2004 and September 30, 2003, respectively. For the nine months ended September 30, 2004, investing activities used cash of CZK2,176 million compared to CZK1,409 million for same period in 2003. Acquisitions of property, plant and equipment during the nine month period ended September 30, 2004 were CZK1,557 million compared to CZK1,409 million for the corresponding period last year. Investing activities for the nine months ended September 30, 2004 also include the use of CZK619 million of cash for the acquisition of additional interests in Oskar.

Financing activities used cash of CZK160 million for the third quarter of 2004 and provided cash of CZK377 million year to date compared to provided cash of CZK1,266 million and CZK1,593 million for the third quarter and nine months ended September 30, 2003. The source of cash from financing activities in the nine months ended September 30, 2004 consisted of CZK611 million from the issuance of shares partly offset by CZK234 million in scheduled repayments of Oskar's senior credit facility, CZK160 million of which occurred during the third quarter. During the nine months ended September 30, 2003, the CZK1,593 million provided by financing activities included CZK696 million from the issuance of shares during the third quarter and CZK992 million in proceeds from debt issuance, CZK666 million of which occurred during the third quarter, less CZK95 million in financing costs incurred in the third quarter.

Cash and cash equivalents totaled CZK1,995 million as of September 30, 2004, including CZK7 million at the corporate level.

Long-term debt at the end of September 30, 2004 was CZK14,602 million, all of which is at Oskar Mobil.

On October 13, 2004, Oskar Mobil issued in a private placement €325 million (CZK 10,227.8 million) Senior Notes ("Notes") due October 15, 2011. Oskar Mobil has also entered into a credit agreement for a €250 million (CZK 7,867.5 million) equivalent senior credit facility (the "New Senior Credit Facility").

The Notes bear interest at 7.5% which will be payable semi-annually in arrears on October 15 and April 15 of each year, commencing on April 15, 2005. The net proceeds were approximately €314.3 million (CZK 9,891 million), after deducting underwriting discounts and other related expenses. The Notes will be callable at the option of the issuer after October 2008 at decreasing redemption prices starting at 103.75% of the principal amount of the Notes.

The New Senior Credit Facility consists of a CZK 5,033.6 million and €40.0 million (CZK 1,258.8 million) five year amortizing Tranche A maturing in 2009, and amortizing from March 2007, and a CZK 1,573 million six year Tranche B repayable in full at maturity. Both tranches bear interest at EURIBOR or PRIBOR, depending on the currency of the borrowings, plus an applicable margin of 187.5 basis points for Tranche A and 200.0 basis points for Tranche B, subject to adjustment based on Oskar Holding's financial performance. The new senior credit facility is available for drawing, on a revolving basis, until October, 2006.

The indebtedness under the New Senior Credit Facility ranks pari passu with the Notes as to security. Both the New Senior Credit Facility and the Notes are senior secured obligations of Oskar and both are guaranteed on a senior secured basis by us and Oskar Finance B.V. (''Oskar Finance'') a newly created holding company incorporated under the laws of The Netherlands which holds our interest in Oskar. The obligations under the Notes and the guarantees are secured by substantially all of our assets. The New Senior Credit Facility and the Notes contain customary restrictive covenants including, among other items, limitations regarding the ability to incur indebtedness, pay dividends or make distributions, create liens and sell assets. Furthermore, we may have to offer to repurchase the Notes at 101% of the principal amount of the Notes and repay the New Senior Credit Facility upon a change of control.

An affiliate of one of our significant shareholder and TIW was an initial purchaser of the Notes and provided an underwriting commitment and acted as a mandated lead arranger and book-runner for the New Senior Credit Facility. Aggregate fees and initial purchasers' discount of €7.9 million (CZK 648.6 million) were paid to this related party prior to any reallocation of fees to credit facility syndicate members. This related party also provides a €15 million (CZK 472.0 million) commitment under Tranche A of the facility. An affiliate of another significant shareholder who was also an initial purchaser of the Notes and mandated lead arranger and a principal lender for the New Senior Credit Facility, provided a CZK 534.8 million commitment under Tranche A of the facility and received fees totalling €2.6 million (CZK 80.3 million).

Concurrently with the issuance of the Notes, we proceeded with an initial draw consisting of CZK 3,964 million and €24 million (CZK 755.3 million) from Tranches A and B of our New Senior Credit Facility.

The net proceeds from the issuance of the Notes, together with the net proceeds from our initial drawdown under the new senior credit facility, were approximately €458.5 million (CZK 14,429 million), after deducting underwriting discounts and other related expenses. We used the net proceeds along with cash on hand, to repay in full and cancel the existing Oskar Mobil senior credit facility in the amounts of CZK 5,402.8 million and €290.6 million (9,144.1 million) and to terminate certain currency and interest rate hedging agreements. As a result of the retirement of the current bank facility and the unwinding of the related hedging agreements, we anticipate recognizing a loss on early extinguishment of debt and related hedges of approximately CZK 648 million during the fourth quarter consisting of the unrealized portion of such hedging contracts and the unamortized deferred financing costs which as of September 30, 2004 was CZK 212.6 million. In connection with the unwinding of existing hedges an amount of €29.0 million (CZK 913.9 million), consisting of the fair value of the unwound hedges, was paid to counterparties including €13.1 million (CZK 412.2 million) to an affiliate of one of our significant shareholder of the Company and of TIW and €3.7 million (CZK 114.9 million) to an affiliate of another significant shareholder.

Furthermore, on October 13, 2004, we entered into currency swap agreements to manage our currency exposure related to our Notes, which constitute significantly all of our aggregate Euro exposure. Specifically, we entered into cross currency swaps for a notional principal amount of €325 million maturing in April 2009 which establish a fixed exchange rate of CZK 31.625 to one Euro and a fixed interest rate of 8.52%. The counterparties for each €162.5 million of notional principal amount of those new swap agreements are both affiliates of significant shareholders and in the case of one of these counterparties, of TIW. Also in November we entered into interest rate swaps that fixed the rate on CZK 2,360 million of floating rate debt drawn under Tranche A of the credit facility at 3.83% plus the applicable margin until March 30, 2009. We have designated all of these currency and interest rate swap arrangements as cash flow hedges.

We expect to have future capital requirements, particularly in relation to the expansion and the addition of capacity to our cellular network, and for the servicing of our debt. We intend to finance such future capital requirements mainly from cash and cash equivalents on hand, cash flow from operating activities and from other external sources of financing such as additional financing arrangements.

Forward-looking Statements

This operating and financial review and prospects discussion contains certain forward-looking statements concerning our future operations, economic performances, financial conditions and financing plans. These statements are based on certain assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, uncertainties and assumptions. Consequently, all of the forward-looking statements made in operating and financial review and prospects discussions are qualified by these cautionary statements, and there can be no assurance that the results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to or effects on us and our subsidiaries or their businesses or operations. We undertake no obligation and do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable law. For all of these forward-looking statements, we claim the protection of the safe harbour for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995.

About TIW

TIW is a leading provider of wireless voice, data and short messaging services in Central and Eastern Europe with more than 6.1 million subscribers. TIW operates in Romania through MobiFon S.A. under the brand name Connex and in the Czech Republic through Oskar Mobil a.s. under the brand name Oskar. TIW's shares are listed on NASDAQ ("TIWI") and on the Toronto Stock Exchange ("TIW").

FOR INFORMATION:
INVESTOR RELATIONS:
JACQUES LACROIX
(514) 673-8466
jlacroix@tiw.ca

Our web site address is: www.oskarholdings.com

OSKAR HOLDINGS N.V.

CONSOLIDATED INTERIM BALANCE SHEETS (UNAUDITED)

[In thousands of CZK]

	September 30,	December 31,
	2004	2003
ASSETS		(Note 1)
Current assets
Cash and cash equivalents	1,994,875	1,565,077
Trade debtors	1,146,234	677,599
Inventories	136,986	238,808
Prepaid expenses	231,853	215,949
Value added taxes recoverable	—	113,825
Other current assets	40,781	26,106
Total current assets	3,550,729	2,837,364
Property, plant and equipment	16,083,238	16,699,651
License	892,237	931,538
Goodwill	213,235	214,313
Deferred financing and other costs [Note 5]	297,657	266,421
Total assets	21,037,096	20,949,287
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable—Trade	359,202	313,549
Accounts payable—Supply contracts	252,398	504,308
Accounts payable—TIW Group	32,844	5,744
Accrued liabilities	1,368,922	1,172,663
Accrued interest payable	1,444	53,795
Deferred revenues and deferred gains	647,371	532,453
Current portion of long-term debt [Note 5]	—	486,592
Payable to minority interests	—	613,869
Total current liabilities	2,662,181	3,682,973
Long-term debt [Note 5]	14,602,126	14,569,063
Derivative financial instrument position [Note 5]	866,037	866,518
Total liabilities	18,130,344	19,118,554
Shareholders' equity
Share capital [Note 3]	180,404	172,444
2,670,817 Class A convertible voting shares [2,548,658 at December 31, 2003]
2,586,662 Class B convertible voting shares[2,468,355 at December 31, 2003]
and 1 Class C share at September 30, 2004 and at December 31, 2003
Share premium and other contributed surplus	13,773,907	13,171,184
Deficit	(10,575,430)	(10,790,301)
Accumulated other comprehensive income (loss)
Accumulated changes in fair value of interest rate and cross currency swaps [Note 5]	(449,334)	(693,396)
Foreign currency translation adjustment	(22,795)	(29,198)
Total shareholders' equity	2,906,752	1,830,733
	21,037,096	20,949,287

Subsequent events [Note 5]

See accompanying notes

OSKAR HOLDINGS N.V.

CONSOLIDATED INTERIM STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)
(UNAUDITED)

[In thousands of CZK]

	Three months ended		Nine months ended
	September 30,		September 30,
	2004	2003	2004	2003

Revenues
Services	3,384,728	2,860,675	9,746,431	7,739,880
Equipment	159,688	159,621	440,276	390,330
	3,544,416	3,020,296	10,186,707	8,130,210

Costs
Cost of services	1,379,836	1,267,898	4,015,780	3,425,404
Cost of equipment	255,226	236,374	674,854	601,365
Selling, general and administrative expenses	841,526	769,347	2,470,424	2,062,070
Depreciation and amortization [Note 2]	700,664	654,211	2,139,904	1,923,785

Operating income	367,164	92,466	885,745	117,586
Interest expense	(240,604)	(239,103)	(733,126)	(785,356)
Interest and other income	10,590	3,453	24,408	5,581
Foreign exchange gain (loss)	16,789	(26,291)	37,844	54,954
Net income (loss)	153,939	(169,475)	214,871	(607,235)
Foreign currency translation adjustment	350	5,586	6,403	(3,646)
Change in fair value of interest rate and cross currency swaps	(2,122)	113,369	244,062	92,500
Comprehensive income (loss)	152,167	(50,520)	465,336	(518,381)

See accompanying notes

OSKAR HOLDINGS N.V.

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(UNAUDITED)

[In thousands of CZK]

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2004	2003	2004	2003

OPERATING ACTIVITIES

Net income (loss)	153,939	(169,475)	214,871	(607,235)
Adjustments to reconcile net income (loss) to cash
provided by operating activities:
Depreciation and amortization	700,664	654,211	2,139,904	1,923,785
Amortization of deferred financing costs	21,029	16,813	58,927	50,646
Other non-cash items	6,092	13,102	91,780	47,537
Changes in operating assets and liabilities	252,128	(176,940)	(276,888)	(554,870)
Cash provided by operating activities	1,133,852	337,711	2,228,594	859,863

INVESTING ACTIVITIES
Acquisitions of property, plant and equipment	(740,056)	(523,306)	(1,556,901)	(1,409,303)
Increase in ownership of subsidiaries [Note 1]	(4,765)	—	(618,634)	—
Cash used in investing activities	(744,821)	(523,306)	(2,175,535)	(1,409,303)

FINANCING ACTIVITIES
Issuance of shares	—	695,638	610,683	695,638
Deferred financing costs	—	(95,290)	—	(95,290)
Proceeds from issuance of long-term debt	—	665,928	—	992,397
Repayment of long-term debt	(160,343)	—	(233,944)	—
Cash provided by (used in) financing activities	(160,343)	1,266,276	376,739	1,592,745
Net change in cash and cash equivalents	228,688	1,080,681	429,798	1,043,305
Cash and cash equivalents, beginning of period	1,766,187	146,781	1,565,077	184,157
Cash and cash equivalents, end of period	1,994,875	1,227,462	1,994,875	1,227,462

See accompanying notes

OSKAR HOLDINGS N.V.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(UNAUDITED)

[In thousands of CZK]

		Share
		Premium		Accumulated
		And Other		Other	Total
	Share	Contributed		Comprehensive	Shareholders'
	Capital	Surplus	Deficit	Income (Loss)	Equity
Balance as at December 31, 2002	163,400	12,484,590	(10,036,639)	(977,522)	1,633,829
Issuance of shares	9,044	686,594	—	—	695,638
Comprehensive income (loss)	—	—	(607,235)	88,854	(518,381)
Balance as at September 30, 2003	172,444	13,171,184	(10,643,874)	(888,668)	1,811,086

Balance as at December 31, 2003	172,444	13,171,184	(10,790,301)	(722,594)	1,830,733
Issuance of shares	7,960	602,723	—	—	610,683
Comprehensive income	—	—	214,871	250,465	465,336
Balance as at September 30, 2004	180,404	13,773,907	(10,575,430)	(472,129)	2,906,752

See accompanying notes

OSKAR HOLDINGS N.V.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)
September 30, 2004
[All amounts are in thousands of CZK unless otherwise indicated]

1. DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

Oskar Holdings N.V. ("Oskar Holdings" or "the Company") formerly known as TIW Czech N.V., was established on August 11th, 1999 under the laws of The Netherlands to develop, own and operate a wireless telecommunications network and provide telecommunications services through a majority-owned equity interest in Oskar Mobil a.s. ("Oskar Mobil") formerly known as Cesky Mobil a.s., which has a license to provide GSM-based cellular services in the Czech Republic. Oskar Mobil is located in Prague, Czech Republic and began the construction of a cellular network in the fall of 1999. Oskar Mobil began commercial operations in March 2000. As of September 30, 2004, the Company owned 99.87% of the equity and voting rights of Oskar Mobil, (96.25% at December 31, 2003) through its wholly owned subsidiary Oskar Finance B.V. ("Oskar Finance") a newly created holding company incorporated under the laws of The Netherlands. On June 26, 2003, Oskar Holdings entered into an agreement to purchase the remaining 0.13% equity interest in Oskar Mobil for a price of € 150,000 (CZK 4,8 million) which was paid in full on August 3, 2004. Pending closing of the transaction, which cannot take place until certain statutory procedures are completed, the Company is empowered to exercise all the voting rights for shares it has agreed to purchase.

The Company is ultimately controlled by Telesystem International Wireless Inc., ("TIW") a Canadian public company. As at September 30, 2004, TIW indirectly owned 27.1% and 52.7% of the equity and voting rights, respectively, of the Company. In November 2004, TIW entered into an agreement in principal to acquire the 72.9% equity interest in the Company which is currently held by other shareholders. [See Note 5].

The unaudited consolidated interim financial statements have been prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP") for interim financial information and are based upon accounting policies and methods consistent with those used and described in the annual financial statements prepared under U.S. GAAP. These interim financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements. These financial statements should be read in conjunction with the most recent annual financial statements. In the opinion of management all adjustments of a normally recurring nature considered necessary for a fair presentation have been included. Operating results for the nine months ended September 30, 2004 are not necessarily indicative of the results that may be expected for the year ended December 31, 2004. The consolidated balance sheet as at December 31, 2003 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by U.S. GAAP for complete financial statements.

The Company's operating results are subject to seasonal fluctuations that materially impact quarter-to-quarter operating results. Accordingly, one quarter's operating results are not necessarily indicative of what will happen in a subsequent quarter. In particular, this seasonality generally results in usage in the first quarter tending to be lower than in the rest of the year. Also in the first quarter, new customer acquisitions tend to be low which can result in reduced costs. Seasonal fluctuations also typically occur in the third quarter of each year because higher usage and roaming, as a result of the summer holidays, result in higher network revenue and operating profit. Furthermore, the fourth quarter typically has the largest number of subscriber additions and associated subscriber acquisition and activation related expenses, including marketing and promotional expenditures, which result in lower operating profits.

The Company expects to have future capital requirements, particularly in relation to the expansion and the addition of capacity to its cellular network, and for the servicing of its debt. The Company intends to finance such future capital requirements mainly from cash and cash equivalents on hand, cash flow from operating activities, borrowings under its credit arrangements and from other external sources of financing such as additional financing arrangements. [See Note 5].

OSKAR HOLDINGS N.V.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)
September 30, 2004
[All amounts are in thousands of CZK unless otherwise indicated]

2. PROPERTY, PLANT AND EQUIPMENT

Depreciation and amortization includes write-offs in the amounts of CZK 72.5 million and nil for the nine months ended September 30, 2004 and September 30, 2003, respectively.

3. SHARE CAPITAL

During the period, the Company issued 122,159 Class A shares and 118,307 Class B shares in exchange for aggregate proceeds of CZK 613.9 million.

4. WORKING CAPITAL FACILITIES

In 2004, Oskar Mobil entered into a €5 million committed unsecured working capital facility bearing interest at a rate of EURIBOR, PRIBOR or LIBOR plus 0.95% which matures on March 9, 2006 and is available subject to certain conditions. The Company also reduced the amount of its existing uncommitted working capital facility from €7 million to € 4 million. As of September 30, 2004, no amounts had been drawn on these facilities.

5. SUBSEQUENT EVENTS

Oskar Mobil Refinancing
On October 13, 2004, Oskar Mobil issued in a private placement €325 million (CZK 10,227.8 million) Senior Notes ("Notes") due October 15, 2011. Oskar Mobil has also entered into a credit agreement for a €250 million (CZK 7,867.5 million) equivalent senior credit facility (the "New Senior Credit Facility").

The Notes bear interest at 7.5% which will be payable semi-annually in arrears on October 15 and April 15 of each year, commencing on April 15, 2005. The net proceeds were approximately €314.3 million (CZK 9,891 million), after deducting underwriting discounts and other related expenses. The Notes will be callable at the option of the issuer after October 2008 at decreasing redemption prices starting at 103.75% of the principal amount of the Notes.

The New Senior Credit Facility consists of a CZK 5,033.6 million and €40.0 million (CZK 1,258.8 million) five year amortizing Tranche A maturing in 2009, and amortizing from March 2007, and a CZK 1,573 million six year Tranche B repayable in full at maturity. Both tranches bear interest at EURIBOR or PRIBOR, depending on the currency of the borrowings, plus an applicable margin of 187.5 basis points for Tranche A and 200.0 basis points for Tranche B, subject to adjustment based on Oskar Holding's financial performance. The new senior credit facility is available for drawing, on a revolving basis, until October, 2006.

The indebtedness under the New Senior Credit Facility ranks pari passu with the Notes as to security. The New Senior Credit Facility and the Notes both are senior secured obligations of Oskar Mobil and both are guaranteed on a senior secured basis by Oskar Holdings and Oskar Finance. The obligations under the Notes and the guarantees are secured by substantially all of the Company's assets and those of its subsidiaries. The New Senior Credit Facility and the Notes contain customary restrictive covenants including, among other items, limitations regarding the ability to incur indebtedness, pay dividends or make distributions, create liens and sell assets. Furthermore, the Company may have to offer to repurchase the Notes at 101% of the principal amount of the Notes and repay the New Senior Credit Facility upon a change of control of Oskar Holdings.

OSKAR HOLDINGS N.V.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)
September 30, 2004
[All amounts are in thousands of CZK unless otherwise indicated]

5. SUBSEQUENT EVENTS (CONT'D)

Oskar Mobil Refinancing (cont'd)

An affiliate of a significant shareholder of the Company and of TIW was an initial purchaser of the Notes and provided an underwriting commitment and acted as a mandated lead arranger and book-runner for the New Senior Credit Facility. Aggregate fees and initial purchasers' discount of €7.9 million (CZK 648.6 million) were paid to this related party prior to any reallocation of fees to credit facility syndicate members. This related party also provided a €15 million (CZK 472.0 million) commitment under Tranche A of the facility. Another affiliate of a significant shareholder of the Company who was also an initial purchaser of the Notes and mandated lead arranger and a principal lender for the New Senior Credit Facility, provided a CZK 534.8 million commitment under Tranche A of the facility and received fees totalling €2.6 million (CZK 80.3 million).

Concurrently with the issuance of the Notes, Oskar Mobil proceeded with an initial draw consisting of CZK 3,964 million and €24 million (CZK 755.3 million) from Tranches A and B of its New Senior Credit Facility.

The net proceeds from the issuance of the Notes, together with the net proceeds from our initial drawdown under the new senior credit facility, were approximately €458.5 million (CZK 14,429 million), after deducting underwriting discounts and other related expenses. The Company used the net proceeds along with cash on hand, to repay in full and cancel the existing Oskar Mobil senior credit facility in the amounts of CZK 5,402.8 million and €290.6 million (9,144.1 million) and to terminate certain currency and interest rate hedging agreements. As a result of the retirement of the current bank facility and the unwinding of the related hedging agreements, the Company anticipates recognizing a loss on early extinguishment of debt and related hedges of approximately CZK 648 million during the fourth quarter consisting of the unrealized portion of such hedging contracts and the unamortized deferred financing costs which as of September 30, 2004 was CZK 212.6 million. In connection with the unwinding of existing hedges an amount of €29.0 million (CZK 913.9 million), consisting of the fair value of the unwound hedges, was paid to counterparties including €13.1 million (CZK 412.2 million) to an affiliate of a significant shareholder of the Company and of TIW and €3.7 million (CZK 114.9 million) to an affiliate of another significant shareholder of the Company.

Furthermore, on October 13, 2004, the Company entered into currency swap agreements to manage the currency exposure related to its Notes, which constitute significantly all of its aggregate Euro exposure. Specifically, the Company entered into cross currency swaps for a notional principal amount of €325 million maturing in April 2009 which establish a fixed exchange rate of CZK 31.625 to one Euro and a fixed interest rate of 8.52%. The counterparties for each €162.5 million of notional principal amount of those new swap agreements are both affiliates of significant shareholders of the Company and in the case of one of these counterparties, of TIW. In November, the Company entered into interest rate swaps that fixed the rate on CZK 2,360 million of floating rate debt drawn under Tranche A of the credit facility at 3.83% plus the applicable margin until March 30, 2009. The Company has designated all of these currency and interest rate swap arrangements as cash flow hedges.

OSKAR HOLDINGS N.V.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)
September 30, 2004
[All amounts are in thousands of CZK unless otherwise indicated]

5. SUBSEQUENT EVENTS (CONT'D)

Oskar Mobil Loyalty Program

In November 2004, Oskar Mobil implemented a loyalty points program directed to its business customers. Business customers having met certain requirements, including having been with the Company a minimum of twelve months will be awarded points, based on their bill, which can be redeemed towards the purchase of handsets. The Company plans to record an expense for the ultimate expected incremental cost of redeeming the awarded points and will establish a liability on the balance sheet for the unredeemed points, which will be adjusted over time, based on actual redemption and the cost experience with respect to such redemptions.